

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 25, 2008

Mr. Charles G. Masters
President, CEO & Acting CFO
Deer Valley Corporation
4218 W. Linebaugh Ave.
Tampa, FL 33624

> **RE: Form 10-KSB for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008**
> **File No. 0-5388**

Dear Mr. Masters:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 - Financial Statements, page 17

General

2. Please tell us whether the Southeast region and the South Central region, as disclosed on page 5, represent separate operating segments as defined in paragraph 10 of SFAS 131. If not, please tell us in detail why not. If you believe that they represent separate operating segments and you meet the aggregation criteria discussed in paragraph 17 of SFAS 131, please provide us with the analysis you performed in reaching this conclusion.

Report of Independent Registered Public Accounting Firm, pages F-1 and F-2

3. Your auditors indicate in their reports that their audits were conducted in accordance with "auditing" standards of the Public Company Accounting Oversight Board (United States). Please confirm to us in your supplemental response that your auditors conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. See also SEC Release 33-8422, Commission Guidance Regarding the Public Company Accounting Oversight Board's Auditing and Related Professional Practice Standard No. 1. If the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), please have your auditors revise their audit opinions in future filings to indicate that fact.

Note 2 – Summary of Significant Accounting Policies

General

4. Please disclose the types of expenses that you include in the cost of revenue line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution

> network in the cost of revenue line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenue, please disclose:
>
> - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
> - in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenue and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

5. Please revise your accounting policy footnote to indicate if you include any depreciation or amortization in your cost of revenue. If you do not include depreciation or amortization in your cost of revenue, please revise your description of cost of revenue on the face of statements of operations and elsewhere throughout the filing to read somewhat as follows: "Cost of revenue (exclusive of depreciation and amortization shown separately below)." See SAB Topic 11:B.

Stock Based Compensation

6. We note that the options you awarded to members of your board of directors in July 2007 and September 2007 had terms of 10 years. It appears from your disclosures that you used an expected volatility rate of 26.3% and an expected option life of 2 years as assumptions in your Black-Scholes valuation model to estimate the fair value of the option awards issued during the year ended December 31, 2007. Please provide us with your calculations and methodology that support the volatility rate and expected option life assumptions. Please also provide us with your calculations and methodology that support the expected volatility rates used to value the put liability at inception, December 31, 2007, March 31, 2008 and June 30, 2008.

Note 9 – Equity Transactions

7. In order to help us more clearly understand how you accounted for the issuance of your Series E convertible preferred stock, please address the following:
   - Please tell us what consideration you gave to SFAS 150 in accounting for this instrument. If you determined that the instrument is not within the scope of SFAS 150, please clearly tell us how you made this determination;
   - Please further advise on your consideration of SFAS 133 in accounting for this instrument. Specifically please address whether you determined it was appropriate to bifurcate the conversion features in accordance with paragraph 12 of SFAS 133;

- Please tell us how you considered whether your Series E convertible preferred stock was conventional convertible pursuant to paragraph 4 of EITF 00-19. Refer to EITF 05-2;
- Please discuss your allocation of the proceeds to the Series E convertible preferred stock and the warrant exercisable for 250,000 shares of common stock pursuant to APB 14 as well as your accounting for the warrants;
- If you determined that the conversion feature did not need to be bifurcated and accounted for separately, please provide us with your analysis in accordance with EITF 98-5 and EITF 00-27 to determine whether a beneficial conversion feature exists ; and
- Please provide us with a summary of how you allocated amounts to each component, including any amounts which are allocated to derivatives that you determined need to be bifurcated and accounted for separately.

Note 10 – Income Taxes

8. Please disclose the amounts and expiration dates of your net operating loss carryforwards as of December 31, 2007. See paragraph 48 of SFAS 109.

Item 8A – Controls and Procedures, page 18

9. You disclose that your management concluded that internal controls over financial reporting were ineffective as of December 31, 2007, however, you have not disclosed any material weaknesses that may have resulted in your conclusion. To the extent that you identified any material weaknesses in your internal control over financial reporting, please disclose the nature of the material weaknesses and how you plan to remediate these weaknesses. Refer to Item 308T(a)(3) of Regulation S-B. To the extent that you had material weaknesses which were not disclosed in your Form 10-KSB for the year ended December 31, 2007, please consider whether management's failure to provide a complete report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

10. Please address the above comments in your interim filings as well.

Note 2 – Summary of Significant Accounting Policies, page F-5

Recent Accounting Pronouncements, page F-8

11. We note your statement that you will be required to adopt SFAS 157 in the first
quarter of fiscal 2009 and are currently evaluating the requirements of SFAS 157.
SFAS 157 is effective for fiscal years beginning after November 15, 2007, and
interim periods within those fiscal years. As such, you were required to adopt
SFAS 157 in the first quarter of fiscal 2008. Please note that FSP FAS 157-2
defers the effective date of Statement 157 to fiscal years beginning after
November 15, 2008 for nonfinancial assets and nonfinancial liabilities only, while
the remainder of SFAS 157 is still effective for fiscal years beginning after
November 15, 2007. Please revise accordingly.

12. We note that you are currently evaluating the impact of the adoption of SFAS
159. Since SFAS 159 was effective for you in the first quarter of fiscal 2008,
please revise to disclose your conclusion of the impact of adoption of SFAS 159.

* * * *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your supplemental response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed decision. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief